Exhibit 99.1

MINISO Group Announces Results of Annual General Meeting

GUANGZHOU, China, June 18, 2026/PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs, today announced that all the proposed resolutions submitted for shareholders’ approval set out in the notice of its annual general meeting were duly adopted at the meeting held in Hong Kong today.

About MINISO Group

MINISO Group is a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs. Since opening our first store in Chinese mainland in 2013, the Company has successfully built two brands – “MINISO” and “TOP TOY”. The Company’s flagship brand “MINISO” has grown into a globally recognized retail brand that offers a frequently-refreshed assortment of lifestyle products through an extensive store network worldwide. The Company’s products cover diverse consumer needs and consumers are drawn to MINISO for our products’ trendiness, creativeness, high quality and affordability. For more information, please visit https://ir.miniso.com/.

Investor Relations Contact:

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039